Advent Claymore Funds
Call Script
(CONFIRM RECEIPT OF PROXY MATERIAL)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).
May I please speak with (SHAREHOLDER’S FULL NAME)?
(Re-Greet If Necessary)
I am calling on a recorded line regarding your current investment with the Advent Claymore Funds. I wanted to confirm that you have received the proxy material for the Annual Meeting of Shareholders scheduled to take place on July 20, 2018.
Have you received the information?
(Pause for response)

If “Yes” or positive response:
If you’re not able to attend the meeting, I can record your voting instructions by phone. Your Board of Trustees is recommending a vote “In Favor” of each proposal.

If “No” or negative response:
I would be happy to review the meeting agenda and record your vote by phone. However, the Board of Trustees is recommending a vote “In Favor” of each proposal.

Would you like to vote along with the Board’s recommendation?
(Pause For Response)
(Review Voting Options with Stockholder If Necessary)
If we identify any additional accounts you own with the Advent Claymore Funds before the meeting takes place, would you like to vote those accounts in the same manner as well?
(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions).
For confirmation purposes:

•	Please state your full name. (Pause)

•	According to our records, you reside in (city, state, zip code). (Pause)

•	To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)
Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions please call the toll free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)

FOR INTERNAL DISTRIBUTION ONLY    Updated 6-11-2018

Advent Claymore Funds
Answering Machine Script

Hello.

I am calling on behalf of your investment with the Advent Claymore Funds.

The Annual Meeting of Shareholders is scheduled to take place on July 20, 2018. All shareholders are being asked to consider and vote on important matters. As of today, your vote has not been registered.

Please contact us as soon as possible at 1-888-542-7446 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time.

Your vote is very important. Thank you and have a Good Day.

FOR INTERNAL DISTRIBUTION ONLY    Updated 6-11-2018